NOVA LIFESTYLE, INC.

October 10, 2017
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Nova LifeStyle, Inc. Amendment No. 1 to Registration Statement on Form S-3/A Filed September 18, 2017 File No. 333-219263

Acceleration Request

Requested Date:          October 12, 2017
Requested Time:         4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nova LifeStyle, Inc. (the “Company”) hereby respectfully requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer.

[Signature Page Follows]

Very truly yours,

/s/ Tawny Lam
Tawny Lam
Chairperson, President and Chief Executive Officer of Nova Lifestyle, Inc.

cc:	Jeffrey Li, Garvey Schubert Barer Chelsea Anderson, Garvey Schubert Barer

GSB:9001550.1